UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date June 18,2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

June 18, 2025
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES THE ELECTION OF CHAIRMAN AND VICE-CHAIRMAN OF THE BOARD OF DIRECTORS AND THE APPOINTMENT OF THE MEMBERS OF THE SUPPORT COMMITTEES

Grupo Cibest S.A. (“Grupo Cibest”) announced that its Board of Directors has elected Luis Fernando Restrepo Echavarría as Chairman of the Board of Directors, and Ricardo Jaramillo Mejía as Vice Chairman. In addition, it has appointed the members of the Support Committees of the Board of Directors, which are composed as follows:

Good Governance Committee
•Luis Fernando Restrepo Echavarría
•Sylvia Escovar Gómez
•Silvina Vatnick

Risk Committee
•Andrés Felipe Mejía Cardona
•Silvina Vatnick
•Juan Esteban Toro Valencia

Audit Committe
•Silvina Vatnick
•Andrés Felipe Mejía Cardona
•Nicolás Zapata Zuluaga

Designation, Compensation and Development Committee
•Sylvia Escovar Gómez
•Luis Fernando Restrepo Echavarría
•Ricardo Jaramillo Mejía

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The profile of the Directors can be accessed at this link: https://www.grupocibest.com/corporate/corporate-governance/board-of-directors-and-senior-management
Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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